One Bush Street Suite 1600 San Francisco, CA 94104-4446 +1 415 262 4500 Main +1 415 262 4555 Fax www.dechert.com
Kirsten S. Linder kirsten.linder@dechert.com +1 415 262 4518 Direct +1 415 869 3274 Fax

April 23, 2018

Raymond Be, Esq.
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:	Clearwater Investment Trust (the “Registrant”), SEC File Numbers 33-12289 and 811-05038

Dear Mr. Be:

This letter responds to the comments you provided to Stephanie Capistron and me in a telephonic discussion on April 17, 2018, with respect to your review of Post-Effective Amendment No. 52 (“PEA No. 52”) to the Registrant’s registration statement filed with the U.S. Securities and Exchange Commission (“SEC”) on February 28, 2018. PEA No. 52 pertains to each series of the Registrant (each a “Fund” and collectively the “Funds”) and was filed pursuant to Rule 485(a) under the Securities Act of 1933 in connection with the annual update to the Funds’ registration statement. We have reproduced your comments below, followed by the Registrant’s responses. Capitalized terms have the meanings attributed to such terms in the registration statement.

Prospectus

1.	Comment: In the Summary Section for each Fund, under “Principal Investment Strategies,” please explain FCI’s role in greater detail. Please explain what is meant by the statement “[FCI] also acts as a subadviser to the Fund, but does not provide day-to-day management” and consider whether FCI is properly disclosed as a subadviser to each Fund or whether disclosure regarding FCI should be relocated.

Response: Registrant notes that Item 5(a) of Form N-1A requires a fund to disclose a fund’s advisers and subadvisers. Section 2(a)(20) of the Investment Company Act of 1940, as amended (the “1940 Act”), defines “investment adviser” to include “any person (A) […] who pursuant to a contract with such company regularly furnishes advice to such company with respect to the desirability of investing in, purchasing or selling

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securities or other property, and (B) any other person who pursuant to contract with a person described in clause (A) regularly performs substantially all of the duties undertaken by such person described in clause (A)….” As stated in the Summary Section for each Fund, FCI does not provide day-to-day management of Fund assets, but rather, FCI provides the Funds with the following investment-related services: investment strategy advice; manager recommendations; and related duties as requested by CMC. FCI also provides certain services related to due diligence, performance reporting, compliance, and other administrative functions, which support the investment management services and subadviser oversight services provided to the Trust by CMC. Based on the scope of services, the Registrant considers FCI to be an “investment adviser” to each Fund within the meaning of Section 2(a)(20). Accordingly, FCI provides these services pursuant to an agreement governed by and approved by the Board of Trustees on an annual basis in accordance with Section 15 of the 1940 Act.

Registrant further notes that Instruction 2 to Item 5 of Form N-1A permits, but does not require, a fund that has three or more subadvisers to omit from the summary section any subadviser that is not responsible for managing a significant portion of the fund’s assets. Because FCI provides services that relate to a Fund’s whole portfolio, Registrant does not believe that omission of FCI on the basis of this instruction would be appropriate. Accordingly, Registrant believes that FCI is appropriately disclosed as a subadviser and that the current disclosure accurately describes the services provided by FCI.

2.	Comment: In the Summary Section for the Clearwater Core Equity Fund (“Core Equity Fund”), the third paragraph under “Principal Investment Strategies” states that “Parametric does not intend that the portion of the Fund’s assets it manages will be invested in all the components of the Russell 1000® Index at any given time.” Please clarify whether Parametric will use a sampling approach. Please note that this comment also applies to Parametric’s approach with respect to the MSCI World Ex U.S.A. Index – Net Dividends for the Clearwater International Fund (“International Fund”), as described in the “Principal Investment Strategies” section of the Summary Section for the International Fund.

Response: Registrant confirms that Parametric uses a representative sampling approach with respect to the applicable index for each of the Core Equity Fund and the International Fund. The disclosure has been revised globally as follows:

For the Core Equity Fund:

Parametric utilizes a representative sampling strategy, meaning that it does not intend that the portion of the Fund’s assets it manages will be invested in all the components of the Russell 1000® Index at any given time.

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For the International Fund:

Parametric utilizes a representative sampling strategy, meaning that it does not intend that the portion of the Fund’s assets it manages will be invested in all the components of the MSCI World Ex U.S.A. Index – Net Dividends at any given time.

3.	Comment: In the Summary Section for the Core Equity Fund, in “Derivatives Risk” under the “Principal Risks of Investing in the Fund” section, please include a specific discussion of the uses for which the Core Equity Fund intends to invest in derivatives in accordance with the SEC staff (“Staff”) guidance set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010 (commonly referred to as the “Barry Miller Letter”) regarding derivatives related disclosure. Please apply this comment to the other Funds as appropriate.

Response: In 2011, Registrant revised the derivatives disclosure in the Prospectus in response to the Barry Miller Letter. Registrant believes the disclosure continues to be responsive to the same.

4.	Comment: In the Summary Section for each Fund, the “Principal Investment Strategies” section indicates that each Fund may borrow for investment purposes. Please confirm whether this is case, and if so, please include risk disclosure to this effect.

Response: Registrant acknowledges that the “Principal Investment Strategies” section for each Fund includes disclosure stating that “[u]nder normal market conditions, the Fund pursues its investment objective by investing at least 80% of its net assets, plus the amount of any borrowings for investment purposes” in a particular category of securities (each, an “80% Policy”). Registrant has included the reference to “the amount of any borrowings for investment purposes” in accordance with Rule 35d-1 under the 1940 Act, which provides that, for purposes of a fund’s 80% Policy, “assets” means net assets, plus the amount of any borrowings for investment purposes. Registrant notes, however, that the Funds do not intend to borrow for investment purposes as a principal strategy. Accordingly, Registrant believes the current disclosure is appropriate.

5.	Comment: In the Summary Section for the Core Equity Fund, the “Principal Investment Strategies” section states that the Fund may invest in (i) exchange-traded funds; (ii) equity index futures; (iii) depositary receipts; and (iv) securities of companies outside the market capitalization range of the Russell 1000® Index. If these securities will be principal investments of the Core Equity Fund, please consider including related risk disclosure. If not, please consider removing the language from the “Principal Investment Strategies ” section of the Summary Section.

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Response: The “Principal Investment Strategies” disclosure for the Core Equity Fund has been revised to remove references to these instruments.

6.	Comment: The “Principal Investment Strategies” section of the Summary Section for the Clearwater Small Companies Fund (“Small Companies Fund”) states that “Cooke & Bieler seeks to buy businesses that it believes will compound value over time and to minimize risk through its research and its valuation discipline.” Please clarify what is meant by this disclosure (in both Item 4 and Item 9 disclosure).

Response:  The disclosure has been revised as follows:

Cooke & Bieler seeks to buy businesses that it believes will compound value over time and to reduce risk through its stringent research process and decisions to purchase stocks at attractive prices.

7.	Comment: With respect to the Small Companies Fund, “Principal Risks of Investing in the Fund” of the Summary Section includes “Growth Investing Risk.” Based on the disclosure included in the “Principal Investment Strategies” of the Fund’s Summary Section, it appears that KCM and Pzena pursue a value investing strategy. Please confirm whether any of the Fund’s subadvisers utilizes a growth strategy or whether this risk should be removed for the Fund.

Response: Registrant notes that the portion of the Small Companies Fund managed by KCM may include growth stocks. The disclosure states that KCM’s strategy may include securities of issuers with “growing and accelerating sales, earnings, and cash flow” and “above average growth rates.” Registrant further notes that “Growth Investing Risk” applies “[t]o the extent a Fund subadviser employs a growth style strategy.” Accordingly, Registrant believes the current disclosure is appropriate.

8.	Comment: With respect to the “Principal Investment Strategies” section in the Summary Section for the International Fund, please describe how the International Fund determines that its investments are economically tied to issuers “among a number of different countries throughout the world.”

Response: The International Fund invests in both developed and emerging market countries, as defined by MSCI, and may invest in companies of any size. For reporting purposes, the Fund utilizes MSCI’s “country of risk” classification in determining whether an issuer is economically tied to a particular country. As disclosed in the Registrant’s Annual Report for the period ended December 31, 2017, the International Fund held securities of issuers economically tied to 37 countries. Accordingly, Registrant believes that the Fund’s assets are investing in “a number of different countries throughout the world.”

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9.	Comment: With respect to the “Principal Investment Strategies” section of the Summary Section for the International Fund, please provide additional detail regarding the investment strategies pursued by WCM and Templeton. The Staff also notes that that the “Principal Risks of Investing in the Fund” section of the Summary Section for the International Fund includes “Growth Investing Risk.” Please confirm whether any of the Fund’s subadvisers utilizes a growth strategy or whether this risk should be removed for the Fund.

Response: The disclosure in the “Principal Investment Strategies” section of the Summary Section for the International Fund has been revised as follows:

Artisan Partners seeks to build a diversified portfolio of non-U.S. stocks of all sizes that it believes to be undervalued. WCM invests in approximately 30-40 large capitalization non-U.S. companies (companies with market capitalizations greater than $3.5 billion) and seeks high quality businesses with superior growth prospects and low or no debt. Templeton invests in equity securities of smaller companies (companies with market capitalizations under $4 billion) located outside the U.S., including emerging markets, and seeks stocks trading at discounts to their estimated intrinsic value. Overall, the Fund may be invested across all capitalization levels.

Registrant notes that, as indicated in the disclosure above, WCM may invest in issuers with “superior growth prospects.” Registrant further notes that the disclosure states that the “Growth Investing Risk” disclosure applies “[t]o the extent a Fund subadviser employs a growth style strategy.” Accordingly, Registrant believes that the current disclosure is appropriate.

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10.	Comment: In the Summary Section for the Core Equity Fund and the International Fund, “Principal Risks of Investing in the Fund” includes “Tax-Managed Investment Risk.” Please confirm whether this is a principal investment strategy for each Fund, and if so, please include disclosure to this effect in the “Principal Investment Strategies” section for each of the Funds, as applicable.

Response: The “Principal Investment Strategies” section for each of the Core Equity Fund and the International Fund notes that Parametric manages its portion of Fund assets to seek investment results that track, before fees and expenses, the investment results of the applicable index “as closely as possible without requiring the Fund to realize taxable gains” (emphasis added). Accordingly, Registrant believes that the current disclosure regarding “Tax-Managed Investment Risk” is appropriate for each of the Core Equity Fund and the International Fund.

11.	Comment: Please consider moving the disclosure included in the sections titled “Additional Risks of Investing in the Fund” to the Statement of Additional Information (“SAI”). To the extent that any of the risks included in the “Additional Risks of Investing in the Fund” sections are principal risks, please include the appropriate risk disclosure and any corresponding strategy disclosure in the “Principal Risks of Investing in the Fund” and the “Principal Investment Strategies” sections of the Summary Section for the relevant Fund.

Response: Although Item 9 of Form N-1A requires disclosure with respect to principal investment strategies and risks, Registrant is also permitted to include information in the Prospectus regarding non-principal investment strategies and risks. Registrant confirms that the risks included in the “Additional Risks of Investing in the Fund” sections are not principal risks and need not be disclosed in the “Principal Risks of Investing in the Fund” sections for the Funds. Registrant further notes that it is common industry practice to include disclosure about additional strategies and risks in the Prospectus. Accordingly, Registrant respectfully declines to make this change.

12.	Comment: With respect to the “Principal Investment Strategies” section of the “Clearwater Small Companies Fund” section, please clarify what is meant by “Cooke & Bieler’s Small Cap Value Equity Strategy.”

Response: Registrant confirms that “Cooke & Bieler’s Small Cap Value Equity Strategy” refers to the investment strategy utilized by Cooke & Bieler in managing its portion of the Small Companies Fund’s assets. The disclosure has been revised to refer to “Cooke & Bieler’s strategy.”

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13.	Comment: The Staff notes that the “Additional Information as to How Subadvisers Select the Fund’s Investments” section is substantially similar to the immediately preceding “Principal Investment Strategies” section. Please consider whether these sections should be combined.

Response: Registrant believes that the information included in the “Additional Information as to How Subadvisers Select the Fund’s Investments” section is distinct from that of the “Principal Investment Strategies” section, as the former provides supplemental details regarding each subadviser’s overall investment approach. Accordingly, Registrant respectfully declines to make this change.

14.	Comment: In “Additional Information as to How Subadvisers Select the Fund’s Investments” of the “Clearwater International Fund” section, please explain what “thematic tailwinds” means.

Response: The disclosure has been revised as follows:

WCM’s investment strategy is driven by three principles: (i) corporate culture is a determinant of business success; (ii) improving competitive advantage is the driver of outsized long-term growth; and (iii) thematic tailwinds, or positive and long-lasting global trends, are the source of sustainable long-term growth. WCM employs a bottom-up stock selection process that seeks to distill and understand a company’s competitive advantage.

15.	Comment: The “MLP Risk” disclosure in each of the “Clearwater Core Equity Fund” and “Clearwater International Fund” sections provides that “[t]here are also certain tax risks associated with an investment in units of MLPs.” Please briefly explain what these risks are.

Response: The disclosure has been revised to reflect that the Core Equity Fund and the International Fund do not expect to invest in MLPs. Accordingly, this risk disclosure has been removed.

16.	Comment: To the extent that the investments included in the “Other Investments and Investment Strategies” section are not principal, please relocate this disclosure to the SAI. To the extent these investments are principal investment strategies, please disclose them in the earlier Fund-specific “Principal Investment Strategies” sections of the Prospectus and include corresponding risk disclosure. The Staff notes that this discussion appears to be fragmented, as it is organized by investment rather than by Fund.

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Response: Although Item 9 of Form N-1A requires disclosure with respect to principal investment strategies and risks, Registrant is also permitted to include information in the Prospectus regarding non-principal investment strategies and risks. Registrant further notes that it is common industry practice to include disclosure about additional strategies and risks in the Prospectus. Moreover, Registrant believes this section is appropriately organized by type of instrument rather than by Fund, which could result in repetitive disclosure. Accordingly, Registrant respectfully declines to make these changes.

17.	Comment: With respect to the “Management Services and Fees” section, please disclose how long OSAM has been a registered investment adviser.

Response: The disclosure has been revised to reflect that OSAM has been a registered investment adviser since 2007.

18.	Comment: With respect to the “Management Services and Fees” section, please disclose how long WCM has been a registered investment adviser.

Response: The disclosure has been revised to reflect that WCM has been a registered investment adviser since 1976.

19.	Comment: Please include the required legends on the back cover of the Prospectus in accordance with Item 1(d) of Form N-1A.

Response: The disclosure has been updated accordingly.

Statement of Additional Information

20.	Comment: With respect to the Clearwater Tax-Exempt Bond Fund (“Tax-Exempt Bond Fund”), in the “Purchase of Call Options on Futures Contracts” section under “Derivatives” in the “Investment Objectives and Policies” section of the SAI, the disclosure appears to indicate that these instruments may be used for investment purposes rather than for hedging. Please explain how this is consistent with the statement in the “Principal Investment Strategies” section of the Prospectus that the “Tax-Exempt Bond Fund may invest in interest rate futures contracts, interest rate index futures contracts and may buy options on such contracts for the purpose of hedging its portfolio of fixed income securities (and not for speculative purposes) against the adverse effects of anticipated movements in interest rates.”

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Response: The Tax-Exempt Bond Fund may purchase call options on futures contracts if the subadviser anticipates a decline in interest rates at a time when the Fund is holding cash. Because the value of an interest rate or index futures contract moves inversely in relation to changes in interest rates, a call option on such a contract becomes more valuable as interest rates decline. By purchasing call options on futures contracts at a time when the subadviser expects interest rates to fall but is holding cash, the Fund will seek to realize a profit to offset the loss in market value appreciation of its cash position, which is a form of hedging. Accordingly, Registrant believes that the disclosures in the SAI and Prospectus are consistent.

21.	Comment: With respect to the Tax-Exempt Bond Fund, in the “Swap Agreements” section under the “Derivatives” in the “Investment Objectives and Policies” section of the SAI, the disclosure states that “[t]he Tax-Exempt Bond Fund may enter into swap agreements for purposes of attempting to obtain a particular investment return at a lower cost to the Fund than if the Fund had invested directly in an instrument that provided that desired return.” Please explain how this is consistent with the statement in the Fund’s “Principal Investment Strategies” section of the Prospectus that “Tax-Exempt Bond Fund may invest in interest rate futures contracts, interest rate index futures contracts and may buy options on such contracts for the purpose of hedging its portfolio of fixed income securities (and not for speculative purposes) against the adverse effects of anticipated movements in interest rates.”

Response: Registrant notes that the Prospectus disclosure referenced in the comment states that the “Tax-Exempt Bond Fund may invest in interest rate futures contracts, interest rate index futures contracts, and may buy options on such contracts for the purpose of hedging its portfolio of fixed income securities (and not for speculative purposes) against the adverse effects of anticipated movements in interest rates” (emphasis added). The SAI disclosure referenced in the comment instead relates to swap agreements. The disclosure provides that “[a] Fund may enter into swap agreements for purposes of attempting to obtain a particular investment return at a lower cost to the Fund than if the Fund had invested directly in an instrument that provided that desired return.” The SAI disclosure also states that the Tax-Exempt Bond Fund may invest in swaptions, which are options on swaps rather than options on interest rate futures contracts, interest rate index futures contracts, or options on such contracts” (emphasis added). Accordingly, Registrant believes that the disclosure is consistent.

22.	Comment: With respect to the International Fund, the “Foreign Currency Transactions” section under the “Investment Objectives and Policies” section of the SAI states that the Fund “may enter into foreign currency transactions as a principal investment strategy.” Please explain how this is consistent with the statement in the “Principal Investment Strategies” section of the Prospectus that “The Fund does not intend to invest in foreign currency exchange contracts, options, futures contracts, or options on futures contracts for speculative purposes.”

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Response: The SAI disclosure has been revised to reflect that foreign currency transactions are not a principal investment strategy.

23.	Comment: The “Investment Restrictions” section of the SAI states that “[e]xcept with respect to borrowing, all of the percentage limitations and investment restrictions recited in the Funds’ Prospectus and SAI apply only at the time a transaction is entered into.” Please confirm whether this limitation applies to each Fund’s fundamental investment restriction not to invest more than 25% of its net assets in securities of issuers of a particular industry or group of industries. If so, please supplementally explain the basis for this approach.

Response:  Registrant confirms that each Fund’s concentration policy is applied as of the time of purchase. Registrant notes that it is common industry practice to monitor a fund’s concentration as of the time of purchase. Registrant confirms that, to the extent concentration occurs due to changes in the market values of the securities held by a Fund, subsequent purchases will be made so as not to increase such concentration.

24.	Comment: In the “Portfolio Subadvisers” section under the “Management, Advisory and Other Services” section of the SAI, please include disclosure regarding the entity or persons controlling Sit Investment Associates, Inc.

Response: The disclosure has been revised to reflect that Sit Investment Associates, Inc. is 100% privately held by members of the Sit family, employees, directors and initial private investors.

25.	Comment: The “Conflicts of Interest” section under the “Additional Information About the Portfolio Managers” section of the SAI states that “OSAM does not have any soft dollar arrangements, affiliated broker-dealers, or custody of client assets in separately managed accounts; nor does it allow for personal securities trading of individual stock positions per its Code of Ethics.” Please explain whether RBC is an affiliated broker and, if so, whether it has any soft dollar arrangements with RBC.

Response: Registrant has revised the disclosure to remove the reference to affiliated broker-dealers. Registrant confirms that to date it has not used RBC for brokerage with respect to the Funds and has no soft dollar arrangements in place with RBC with respect to the Funds.

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26.	Comment: With respect to the section “Executive Officers and Trustees” section of the SAI, please confirm that the disclosure includes the principal occupation or employment during the last five years for Ms. Dent and Mr. Jiang.

Response: Registrant confirms that the disclosure includes the correct information regarding Ms. Dent’s principal occupation or employment during the last five years. The disclosure has been revised to reflect the following principal occupation or employment for Mr. Jiang:

Second Vice President, The Northern Trust Company (2015-Present), Cabrini Green Legal Aid (2014-2015); Associate, K&L Gates (2013-2014).

27.	Comment: Please disclose the principal business of Rock Island Company in the “Executive Officers and Trustees” section of the SAI.

Response: The disclosure has been revised to reflect that Rock Island Company’s principal business is communications and event planning.

28.	Comment: With respect to the “Executive Officers and Trustees” section of the SAI and the registration statement’s signature page, please confirm supplementally that Justin Weyerhaeuser is the principal executive officer, principal financial officer and principal accounting officer of the Registrant.

Response: Registrant confirms that Justin Weyerhaeuser serves as Registrant’s principal executive officer, principal financial officer and principal accounting officer pursuant to Registrant’s bylaws.

*        *        *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (415) 262-4518 if you wish to discuss this correspondence further.

Sincerely,

/s/Kirsten S. Linder

Kirsten S. Linder

cc: Stephen G. Simon, Clearwater Investment Trust